# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SAFETY SHOT, INC., CIK 0001760903
CUSIP: 48208F105
Title of class of securities: Common Stock $0.001 par value per share
Address of issuer's principal executive offices: 1061 E. Indiantown Rd., STE. 110, Jupiter, Florida (FL), 33477
Date of event which requires filing of this statement: 08/21/2025
Filed by CIK 0002085856
Persons authorized to receive notices and communications: Jarrett Boon, 18801 N Thompson Peak Pkwy Ste 380,, Scottsdale, Arizona (AZ), 85255, (561) 244-7100

## Reporting persons
- LUCKY DOG HOLDINGS (CIK 0002085856): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 25,422,072; shared voting power 0; sole dispositive power 25,422,072; shared dispositive power 0; aggregate amount beneficially owned 25,422,072 (19.99% of the class)
  Comment: Lucky Dog Holdings ("LDH") is an exempted company incorporated in the Cayman Islands, and has acquired 135,000 shares of Series C Convertible Preferred Stock, of which 27,481 shares can be converted, with the remaining 107,519 shares convertible following stockholder approval. With respect to 9 (Sole Dispositive Power) above, 25,422,072 reflects common stock which would result from conversion of 27,481 shares of Series C Preferred Stock held by LDH. With respect to 13 (Percent of class represented by amount in Row (11)) above, 19.99%, please note that LDH has acquired additional shares of Series C Convertible Preferred Stock which will and be convertible into Common Stock of the Issuer following stockholder approval of the issuance of such shares.

## Item 1. Security and Issuer
Title of class of securities: Common Stock $0.001 par value per share
Name of issuer: SAFETY SHOT, INC.
Address of issuer's principal executive offices: 1061 E. Indiantown Rd., STE. 110, Jupiter, Florida (FL), 33477

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Lucky Dog Holdings, an exempted company incorporated in the Cayman Islands, with respect to shares of Common Stock.
Residence or business address: Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.
Present principal occupation or employment: Not applicable.
Criminal convictions in the last five years: The Reporting Person has not, during the last five (5) years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: Lucky Dog Holdings is an exempted company incorporated in the Cayman Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: LDH used $25,000,000 of BONK tokens as consideration to purchase 35,0000 shares of Series C Preferred Stock pursuant to that certain Securities Purchase Agreement dated August 8, 2025 by and between Issuer and LDH ("Securities Purchase Agreement"). Additionally, pursuant to that certain Revenue Sharing Agreement dated August 8, 2025 by and between Issuer and LDH ("Revenue Sharing Agreement"), LDH acquired 100,000 Series C Convertible Preferred Stock in exchange for an amount equal to ten percent (10%) of all of the gross revenue of LETSBONK. The information set forth in or incorporated by reference into Items 4, 5 and 6 of this 13D is hereby incorporated by reference in its entirety into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction: Subject to the stockholder consent of the Issuer, LDH will acquire a controlling interest in the Issuer pursuant to the Securities Purchase Agreement and Revenue Sharing Agreement. LDH, as a Series C Convertible Preferred Stock has the right to elect 50% of the directors of the Issuer and will work cooperatively with the existing Board to appoint an additional independent director. Except as described in this Schedule 13D, LDH does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, LDH, at any time and from time to time, may review, reconsider and change its position and/or change its purpose.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the close of business on August 14, 2025, LDH owned 135,000 shares of Series C Convertible Preferred Stock of the Issuer with a stated value of $1,000 per share, convertible into Common Stock at a price per share equal to $1.081. Of the 135,000 shares of Series C Convertible Preferred Stock held by LDH 27,481 currently can be converted to Common Stock, with the remaining 107,519 shares convertible into Common Stock following stockholder approval.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 2(a) above which is incorporated here by reference.
Transactions in the class effected during the past sixty days: Other than the acquisition of the shares reported herein, as described under Item 3, LDH has not effected any transaction in any shares (including Series C Convertible Preferred Stock or Common Stock) of the Issuer in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Securities Purchase Agreement, Revenue Sharing Agreement, and Certificate of Designation referenced in Item 7 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The information required by this Item is incorporated by reference to the Issuer's:

a. Form 8-K (File no. 001-39569) as filed with the SEC on August 19, 2025. Specifically, such information is set forth under "Exhibit 3.1 -- Certificate of Designation". The incorporated filing is available on EDGAR at the following hyperlink: http://www.sec.gov/Archives/edgar/data/1760903/000164117225024802/ex3-1.htm

b. Form 8-K (File no. 001-39569) as filed with the SEC on August 14, 2025. Specifically, such information is set forth under "Exhibit 10.1 -- Securities Purchase Agreement". The incorporated filing is available on EDGAR at the following hyperlink: http://www.sec.gov/Archives/edgar/data/1760903/000164117225023647/ex10-1.htm

c. Form 8-K (File no. 001-39569) as filed with the SEC on August 14, 2025. Specifically, such information is set forth under "Exhibit 10.2 -- Revenue Sharing Agreement". The incorporated filing is available on EDGAR at the following hyperlink: http://www.sec.gov/Archives/edgar/data/1760903/000164117225023647/ex10-2.htm

## Signatures
- LUCKY DOG HOLDINGS: /s/Mitchell Rudy, Mitchell Rudy, Director (09/30/2025)